United States securities and exchange commission logo





                             April 28, 2021

       Kelly Kirchhoff
       Chief Executive Officer
       Jangit Enterprises, Inc.
       64175 620th Street
       Atlantic, IA 50022

                                                        Re: Jangit Enterprises,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 31,
2021
                                                            File No. 333-254934

       Dear Mr. Kirchhoff:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       Cover Page

   1.                                                   Disclose that the
company   s sole officer and director, Kelly Kirchhoff, currently controls the company and will
continue to control the company after the offering.
   2.                                                   Disclose that Mr.
Kirchhoff and his affiliated company are selling security holders and will be selling 2.5
million of the 3.0 million shares being offered by selling security holders.
   3. Since Mr. Kirchhoff will be selling the shares being offered by the company as well as his own shares at the same
time, disclose how Mr. Kirchhoff will decide whether to sell his or
                                                        his affiliate   s
shares versus shares being offered by the company.
 Kelly Kirchhoff
FirstName   LastNameKelly Kirchhoff
Jangit Enterprises, Inc.
Comapany
April       NameJangit Enterprises, Inc.
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
Risk Factors, page 6

4. Most of your risk factors do not appear to apply to your business, your proposed product, your stage of development or your planned revenue model. Please revise to provide a discussion of the material factors specific to you that make an investment in your company or offering speculative or risky.
Management's Discussion and Analysis of Fiscal Condition and Results of Operation, page 24

5. Please provide a discussion of your results of operations and liquidity and capital resources for the six months ended January 31, 2021.
Description of Business, page 27

6. Please clarify whether you own the Jangit product, its propriety process or the pending and issued patents, or whether you license the technology from Mr.
Kirchhoff   s affiliated
         company, Digital Research Solutions.
Directors, Executive Officers, Promoters and Control Persons, page 32

7.       Please clarify Mr. Kirchhoff   s prior and current relationship with
Digital Research
         Solutions, Inc. In Mr. Kirchhoff   s biography, you disclose that,
from 2014 to 2020, he
         served as a sales and software manager for Digital Research Solutions. However, Mr.
         Kirchhoff signed the license agreement dated November 19, 2020 between the company and Digital Research Solutions as President and CEO of Digital Research Solutions. In
         addition, you disclose in footnote 3 to the beneficial ownership table that Mr. Kirchhoff is a director of Digital Research Solutions.
Executive Compensation
Compensation of Directors, page 35

8.       You disclose that Mr. Alessi received 30 million Class A Preferred
Shares and
         subsequently transferred 6.0 million Class A Preferred Shares to Mr. Chumas. Reconcile this disclosure with your statement on page 38 that there are no issued and outstanding shares of preferred stock.
Security Ownership of Certain Beneficial Owners And Management, page 35

9. You disclose in footnote 3 to the beneficial ownership table that Mr. Kirchhoff shares voting control over securities held in the name of Digital Research Solutions, Inc. Please identify all persons who hold or share voting or investment control
over the company   s
         securities held by Digital Research Solutions.
 Kelly Kirchhoff
FirstName   LastNameKelly Kirchhoff
Jangit Enterprises, Inc.
Comapany
April       NameJangit Enterprises, Inc.
       28, 2021
April 328, 2021 Page 3
Page
FirstName LastName
Plan of Distribution, page 36

10. You disclose that the selling security holders will sell at a fixed price of $1.00 per share until a trading market emerges for the securities. Please revise the price to be consistent with the $0.10 offering price disclosed on the prospectus cover page.
11. Please remove your reference to the ability to file a post-effective amendment under Rule
         462(c) to reflect changes to the selling security holders or the plan of distribution as the rule does not apply to these circumstances.
Certain Relationships and Related Transactions, page 38

12. Disclose the material terms of the license agreement with Digital Research Solutions.
Item 15. Recent Sale of Unregistered Securities, page 43

13. Please provide the disclosure required by Item 701 of Regulation S-K for the unregistered sales of securities you have disclosed in the registration statement. Exhibits

14. It appears that you may have redacted information from the license agreement with Digital
         Research Solutions filed as Exhibit 10.2 in reliance of Item 601(b)(10)(iv) of Regulation
         S-K. If so, please follow the procedures in Item 601(b)(10)(iv) and mark the exhibit index to indicate that portions of the exhibit have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kelly Kirchhoff
Jangit Enterprises, Inc.
April 28, 2021
Page 4

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at
202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameKelly Kirchhoff
                                                            Division of
Corporation Finance
Comapany NameJangit Enterprises, Inc.
                                                            Office of
Technology
April 28, 2021 Page 4
cc:       Callie Tempest Jones, Esq.
FirstName LastName